UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.
(Name of Issuer)

Common Shares, $0.0001 par value
(Title of Class of Securities)

64128C106
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 9 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,301,781
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		3,301,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,301,781

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.90[1]

14	TYPE OF REPORTING PERSON
PN; IA

______________________________

1 The percentages used herein are calculated based upon 19,540,585 shares of common stock outstanding as of 10/31/2018, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 1/7/2019.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,301,781
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		3,301,781

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,301,781

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.90%[1]

14	TYPE OF REPORTING PERSON
IN

____________________________
1 The percentages used herein are calculated based upon 19,540,585 shares of common stock outstanding as of 10/31/2018, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 1/7/2019.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on March 1, 2019. With respect to the common shares of Neuberger Berman High Yield Strategies Fund Inc this Amendment No. 1 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

On March 8, 2019, Saba Capital sent a letter to the Issuer containing a stockholder proposal under Rule 14a-8 requesting that the Board of Directors consider authorizing a self-tender for all outstanding Shares of the Issuer at or close to net asset value; provided, however, if more than 50% of the Issuer's outstanding Shares are submitted for tender, the tender offer should be cancelled and the Issuer should be liquidated or converted into an open-end mutual fund. A copy of the letter is attached as Exhibit 2.

The Reporting Persons may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board appointments, governance, performance, management, capitalization, trading of the Common Shares at a discount to the Issuer’s net asset value and strategic plans and matters relating to the open or closed end nature of the Issuer and timing of any potential liquidation of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the open or closed end nature of the Issuer or timing of any potential liquidation of the Issuer, or propose or engage in one or more other actions set forth herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Shares.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 5 of 9 Pages

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Common Shares reported herein.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 6 of 9 Pages

SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 8, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 7 of 9 Pages

Exhibit 2

Proposal

March 8, 2019

VIA EMAIL

Ms. Claudia A. Brandon
Corporate Secretary
Neuberger Berman High Yield Strategies Fund Inc.
1290 Avenue of the Americas,
New York, New York 10104-0002

Re:	Neuberger Berman High Yield Strategies Fund Inc. (the “Fund”)

Dear Ms. Brandon:

            As you know, we represent certain investment funds managed by Saba Capital Management, L.P. ("Saba") that collectively own approximately 3.3 million common shares, or approximately 17%, of the outstanding common shares of the Fund.

            This letter shall serve as notice to the Fund as to Saba's timely submittal of a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to the Fund's shareholders at the Fund's next annual shareholders' meeting anticipated to be held on or around September 2019, or any postponement or adjournment thereof (the "Meeting").

Saba's Rule 14a-8 shareholder proposal (the "Proposal") is as follows:

PROPOSAL

“BE IT RESOLVED, that the shareholders of Neuberger Berman High Yield Strategies Fund Inc. (the “Fund”), request that the Board of Directors (the “Board”) consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value (“NAV”). If more than 50% of the Fund's outstanding shares are submitted for tender, the tender offer should be cancelled and the Fund should be liquidated or converted into an open-end mutual fund.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 8 of 9 Pages

SUPPORTING STATEMENT

Saba has been a long-term investor in the Fund since 2013.

As of March 1, 2019, the Fund has traded at an average discount to NAV of 12.5% over the last three years. In fact, the Fund has not traded at or above NAV for more than six years. In December 2018, the Fund’s discount to NAV reached ~20%.

As a shareholder, a discount to NAV is problematic because if you sell shares you will not receive full value.

When funds suffer from persistent discounts, investors require: (1) a thoughtful and thorough explanation of management's recent decisions, and (2) the Board's plan going forward. Neither of these proactive steps have been offered by management or the Board, which is why we believe the Fund has suffered perpetually wide discounts.

The Fund's excessive discount level indicates that the market has lost faith in management's ability to add to shareholder value.

Similar to many other recent corporate actions in the closed end fund space, shareholders should have the opportunity to realize a price for their shares close to NAV. Toward that end, the Board should consider authorizing a self-tender offer for all outstanding shares of the Fund at or close to NAV. If a majority of the Fund's outstanding shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund as a closed-end fund. In that case, the tender offer should be cancelled and the Fund should be liquidated or converted into an open-end mutual fund.

The Fund and Board are likely to come up with a litany of arguments against the Proposal but, the simple fact is, the management and the Board have not been able to effectively manage the Fund's discount.

Please vote FOR the Proposal and tell the Board that you want it to take action to collapse the Fund's discount and increase shareholder value.

CUSIP No. 64128C106	SCHEDULE 13D/A	Page 9 of 9 Pages

            END OF PROPOSAL

            We began purchasing the shares as early as 2013. As is required by Rule 14a-8 of the Securities Exchange Act of 1934, attached are letters from National Financial Services verifying that the Saba fund referenced therein continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submittal of the above Proposal. Saba intends to continue to hold the shares referenced through the date of the Meeting.

            Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Saba may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

Michael D'Angelo
General Counsel

cc: Eleazer Klein, Schulte Roth & Zabel LLP